

August 9, 2012

Joseph T. Johnson
Senior Vice President and Chief Financial Officer
CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Lifestyle Properties, Inc.**
> **Form 10-K**
> **Filed March 21, 2012**
> **File No. 000-51288**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Economic and Market Trends

Portfolio Trends, page 68

1. We note your disclosure of property level revenue and EBITDA by property type. It appears that this information is a mixture of revenues and EBITDA recognized by the company as managed properties and leased properties for which the operations are not consolidated by the company. Explain to us how you determined this information was appropriate in accordance with Item 10(e) of Regulation S-K. Furthermore, tell us how you have met all the non-GAAP disclosure requirements for EBIDTA.

Item 8. Financial Statements and Supplementary Data

2. Significant Accounting Policies

Segment Information, page 112

2. We note your disclosure that the company's chief operating decision maker evaluates the company's operations from a number of different operational perspectives including but not limited to a property-by-property basis. We further note that you have determined that the company's revenues are derived from a single segment. Please explain to us in greater detail how you have determined that the company has one reportable segment in accordance with ASC Topic 280. Specifically, explain to us how the operations of each property type meets the aggregation criteria of ASC Topic 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief